Exhibit 99.1

Caesarstone Issues Update Regarding Board of Directors

September 25, 2015

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, announced that following the resignation of its director, Ram Belinkov, as it previously announced the Company’s board of directors consisted of 10 members, five of whom satisfied the independence requirements of the NASDAQ Stock Market (“NASDAQ”). As a result, the Company was non-compliant with the Nasdaq rule requiring that a majority of its board be comprised of directors that satisfy NASDAQ’s independence requirements. The Company informed NASDAQ of this fact and, on September 24, 2015, the Company received a notice of deficiency (the “Notice”) from NASDAQ. The Notice indicated that, consistent with NASDAQ Listing Rule 5605(b)(1)(A), NASDAQ would provide the Company a cure period in order to regain compliance within the time period set forth in those rules.

Following the resignation of its director, Mr. Avner Naveh, as announced by the Company today, the Company’s board of directors consists of nine members, five of whom satisfy the independence requirements of NASDAQ. As a result, the Company has regained compliance with the NASDAQ rule requiring that a majority of its board be comprised of directors that satisfy NASDAQ’s independence requirements. The Company has informed NASDAQ of this fact.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts
Investor Relations
ICR, Inc.
James Palczynski, +1-203-682-8229
Partner